UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                            FORM 12b-25       SEC File Number
                                                  333-23769

                    NOTIFICATION OF LATE FILING


For Period Ended:  September 30, 1997

(Check  one):      Form  10-K    Form 20-F   Form 11-K   X  Form 10-Q
                   Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

                 DOBSON COMMUNICATIONS CORPORATION
      (Exact name of registrant as specified in its charter)

            13439 North Broadway Extension, Suite 200
                  Oklahoma City, Oklahoma   73114
              (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject quarterly report on Form 10-Q, or portions thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

Dobson Communications Corporation (the "Company") is presently negotiating the release of a contingent liability created in October 1997. The persons who have authority to consent to the release on behalf of the lender are not available until on or after November 17, 1997. Because the contingent lia-bility impacts the disclosure required in its Form 10-Q for the quarter ended September 30, 1997, the Company needs an additional period of time, not to exceed the fifth calendar day following the prescribed due date of November 14, 1997, to conclude its negotiations for the release.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bruce R. Knooihuizen              405          391-8500
    Vice President - Chief        (Area code) (Telephone Number)
      Financial Officer
           (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 been filed? If answer is no, identify
report(s).    X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?     Yes   X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below explanation.

                            SIGNATURES

DOBSON COMMUNICATIONS CORPORATION has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 BRUCE R. KNOOIHUIZEN

                         By:     Bruce R. Knooihuizen
                                 Vice President - Chief Financial
                                  Officer

Date:     November 14, 1997